April 16, 2025

Phillip Goldstein
Nominee
Bulldog Investors, LLP
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

        Re: Tejon Ranch Co.
            DEFC14A filed April 8, 2025 by Special Opportunities Fund, Inc. File No. 001-07183
Dear Phillip Goldstein:

       We have reviewed your filing and have the following comment(s).

        Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our letter, we may have additional comments.

General

1.     Refer to the following disclosure under the section titled    How
Proxies Will be
       Voted:       [i]f you vote    FOR    two or more nominees and you (1) do
not give us
       discretionary authority, and (2) do not specifically instruct otherwise, we will allocate
       your votes equally among those nominees    (emphasis added). Such
disclosure implies
       that you will not have discretionary authority to allocate cumulated votes for your nominees by default and will only have such authority if it is expressly granted to you by shareholders. In any future communications, please clarify that, absent instructions from shareholders to the contrary, you may exercise discretionary authority to allocate
       cumulated votes marked    FOR    your nominees.
2. Refer to the disclosure referenced in comment 1. Contrary to this disclosure, it is our understanding that the inspector of elections will count votes for company nominees on your card in the following manner, absent instructions to the contrary: If a
       shareholder marks    FOR    one or more Bulldog nominee and also marks
 FOR    one
       or more company nominee (but collectively no more than ten nominees), one tenth of
       the shareholder   s votes on Proposal 1 will be voted    FOR    each
such company
       nominee and you may cumulate any remaining votes on Proposal 1 among such
       Bulldog nominees at your discretion; and if a shareholder marks    FOR
 one or more
 April 16, 2025
Page 2

       company nominee and does not mark    FOR    any Bulldog nominee, one
tenth of the
       shareholder   s votes on Proposal 1 will be voted    FOR    each such
company nominee
       and any remaining shares will not be voted. In any future communications, please clarify that votes for company nominees on your card will be counted in this manner, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions